SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F   [X]    Form 40-F      [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   [ ]   No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited results of Annual General Meeting.

2. Prana Biotechnology Limited new issue announcement, application for quotation of additional securities and agreement.

                                                                          ITEM 1

                                                                18 December 2002



                           PRANA BIOTECHNOLOBY LIMITED
                                   (ASX: PBT)


                        Results of Annual General Meeting


The Company wishes to advise that all resolutions contained in the Notice of Meeting were duly carried on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the company at its Annual General Meeting held on 18 December 2002.

----- ------------------ ------------ ---------- --------- ------------------
No.   Resolution         For          Against    Abstain   Discretion
----- ------------------ ------------ ---------- --------- ------------------
1.    Re-election of     19,735,424   0          0         44,857
      Dr George Mihaly
----- ------------------ ------------ ---------- --------- ------------------
2.    Re-election of     19,735,574   0          0         44,707
      Brian Derek
      Meltzer
----- ------------------ ------------ ---------- --------- ------------------

On behalf of the Board

/s/Richard Revelins
Richard Revelins
Company Secretary



                       Suite 2, 1233 High Street Armadale
                             Victoria Australia 3143
                            Telephone: 61 3 9824 8166
                            Facsimile: 61 3 9824 8161

                                                                          ITEM 2

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------
                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   Appendix 3B

                             New issue announcement,
               application for quotation of additional securities
                                  and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003.


Name of entity
-------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
-------------------------------------------------------------------------------

ABN
----------------------------
37 080 699 065
----------------------------

We (the entity) give ASX the following information.


Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1+Class of +securities issued or to be          -------------------------------
  issued                                        Ordinary Shares
                                                -------------------------------

2 Number of +securities issued or to            --------------------------------
 be issued (if known) or maximum                 50,000
number which may be issued                      --------------------------------

3 Principal terms of the +securities (eg,       -------------------------------
  if options, exercise price and expiry         Pari passu with existing quoted
  date; if partly paid +securities, the         ordinary shares
  amount outstanding and due dates for          --------------------------------
  payment; if +convertible securities,
  the conversion price and dates for
  conversion)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 1

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

4 Do the +securities rank equally in all        -------------------------------
respects from the date of allotment             Yes
with an existing +class of quoted               -------------------------------
+securities?

If the additional securities do not
rank equally, please state:
- the date from which they do
- the extent to which they
participate for the next dividend,
(in the case of a trust,
distribution) or interest payment
- the extent to which
they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration                  -------------------------------
                                                $0.50 per share
                                                -------------------------------


6 Purpose of the issue                          -------------------------------
(If issued as consideration for the             Exercise of Unlisted Options
acquisition of assets, clearly identify
those assets)






                                                -------------------------------

7 Dates of entering +securities into            -------------------------------
uncertificated holdings or                      8/1/03
despatch of certificates                        -------------------------------



                                            --------------- ---------------
8 Number and +class of all +securities      Number          +Class
  quoted on ASX (including the              --------------- ----------------
  securities in clause 2 if applicable)     58,989,045(PBT)  Ordinary Shares
                                            7,000,157 (PBTO) Options exercisable
                                                             at $0.50 on or
                                                             before 1 March 2003
                                            --------------- --------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                     1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                        ----------------------------- -------------------------
                                        Number                        +Class
                                        ----------------------------- -------------------------

9 Number and +class of all +securities  20,150,000 (PBTAK)            Options exercisable
  not quoted on ASX (including the                                    at $0.50 on or
  securities in clause 2 if applicable)                               before 1 December
                                                                      2004.
                                        200,000 (PBTAM)               Options exercisable
                                                                      at $0.50 on or before
                                                                      20 March 2004.
                                                                      Employee &
                                        410,000 (PBTAO)               Consultants Options
                                                                      exercisable at $0.50
                                                                      on or before 30 June
                                                                      2005.
                                        200,000 (PBTAQ)               Options exercisable
                                                                      at $0.50 on or
                                                                      before 1 October
                                                                      2005.
                                        ----------------------------- --------------------------

10 Dividend policy (in the case of a            -------------------------------
trust, distribution policy) on the              Unchanged
increased capital (interests)                   -------------------------------

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval                  -------------------------------
required?
                                                -------------------------------

12 Is the issue renounceable or non-            -------------------------------
renounceable?
                                                -------------------------------

13 Ratio in which the +securities will be       -------------------------------
offered
                                                -------------------------------

14 +Class of +securities to which the           -------------------------------
offer relates
                                                -------------------------------

15 +Record date to determine                    -------------------------------
entitlements

16 Will holdings on different registers         -------------------------------
 (or subregisters) be aggregated for
calculating entitlements?
                                                -------------------------------

17 Policy for deciding entitlements in          -------------------------------
relation to fractions
                                                -------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 3

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


18 Names of countries in which the              -------------------------------
entity has +security holders who will
not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.                      -------------------------------

19 Closing date for receipt of                  -------------------------------
   acceptances or renunciations
                                                -------------------------------

20 Names of any underwriters                    -------------------------------

                                                -------------------------------

21 Amount of any underwriting fee or            -------------------------------
   commission
                                                -------------------------------

22 Names of any brokers to the issue            -------------------------------

23 Fee or commission payable to the             -------------------------------
   broker to the issue
                                                -------------------------------

24 Amount of any handling fee                    ------------------------------
   payable to brokers who lodge
   acceptances or renunciations on
   behalf of +security holders                   -------------------------------

25 If the issue is contingent on                 -------------------------------
   +security holders' approval, the date
   of the meeting                                -------------------------------

26 Date entitlement and acceptance               -------------------------------
   form and prospectus or Product
   Disclosure Statement will be sent to
   persons entitled                              -------------------------------


27 If the entity has issued options,             -------------------------------
   and the terms entitle option holders to
   participate on exercise, the date on
   which notices will be sent to option
   holders                                       -------------------------------

28 Date rights trading will begin (if            -------------------------------
   applicable)
                                                 -------------------------------

29 Date rights trading will end (if              -------------------------------
applicable)
                                                 -------------------------------

30 How do +security holders sell their           -------------------------------
   entitlements in full through a broker?
                                                 ------------------------------

--------------------------------------------------------------------------------
+See chapter 19 for defined terms.

Appendix 3B Page 4                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
-------------------------------------------------------------------------------

31 How do +security holders sell part           --------------------------------
   of their entitlements through a broker
   and accept for the balance?
                                                --------------------------------

32 How do +security holders dispose             --------------------------------
   of their entitlements (except by sale
   through a broker)?                           --------------------------------

33 +Despatch date                               --------------------------------

                                                --------------------------------

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X} Securities described in Part 1

(b) [ ] All other securities

                  Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35      [ ]       If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36      [ ]       If the +securities are +equity securities, a distribution
                  schedule of the additional +securities setting out the number of holders in the categories

                  1 - 1,000
                  1,001 - 5,000
                  5,001 - 10,000
                  10,001 - 100,000
                  100,001 and over

37      [ ]       A copy of any trust deed for the additional +securities

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 5

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

Entities that have ticked box 34(b)

38 Number of securities for which                 ------------------------------
   +quotation is sought
                                                  ------------------------------

39 Class of +securities for which                 ------------------------------
   quotation is sought
                                                  ------------------------------

40 Do the +securities rank equally                ------------------------------
in all respects from the date of
allotment with an existing +class of
quoted +securities?                               ------------------------------

If the additional securities do not               ------------------------------
rank equally, please state:
- the date from which they do
- the extent to which they participate
for the next dividend, (in
the case of a trust, distribution)
or interest payment
- the extent to which
they do not rank equally, other than
in relation to the next dividend,
distribution or interest payment
                                                  ------------------------------

41 Reason for request for quotation               ------------------------------
   now


Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of
another security, clearly identify that
other security)                                   ------------------------------

                                                  ----------------- ------------
                                                  Number            +Class
                                                  ----------------- ------------
42 Number and +class of all
+securities quoted on ASX
(including the
securities in clause 38)
                                                  ----------------- ------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------


Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

-    There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note:An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 7

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: /s/Richard Revelins                              Date: 8 January 2003
                  (Director/Company secretary)

Print name: RICHARD REVELINS
                                    == == == == ==
 -------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                      1/1/2003

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            ---------------------------
                                                   (Registrant)



                                            By:  /s/Phillip Hains
                                                -------------------------------
                                                Phillip Hains
                                                Administrative Officer



Date: January 10, 2003